ALGER GLOBAL GROWTH FUND
360 Park Avenue South
New York, New York  10010

February 16, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.

Washington, D.C.  20549

Re:                             Alger Global Growth Fund (File Nos.: 811-21308, 333-103283)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of Alger Global Growth Fund (the “Trust”), on December 22, 2016 we filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 27 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Trust intends to file a subsequent amendment (the “Subsequent Amendment”) to the Registration Statement pursuant to Rule 485(b) under the Securities Act on February 21, 2017, the date the Amendment will become effective pursuant to Rule 485(a)(1) under the Securities Act (the “Effective Date”), in order to file the consent of the Trust’s independent registered public accounting firm, reflect the Staff comments that the Trust has recently received, and to make certain other non-material revisions.

Comments on the Amendment were provided by telephone by Kim Browning of the Staff on February 3, 2017.  For the convenience of the Staff, comments have been restated below in their entirety and the Trust’s response follows each comment.  Page references are to those filed as part of the Amendment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

FILING

1.                                      Staff Comment:  The Staff requested that we include the ticker symbols in the Trust’s updated Registration Statement, and that we set up each of the Trust’s new series to the Edgar system.

Response:  The requested changes will be made before the Subsequent Amendment is filed.

PROSPECTUS

Financial Highlights (page 62)

2.                                      Staff Comment:  The Staff noted that the Amendment did not include financial highlights for Class T Shares as they were not available as of the Effective Date, however, the Staff stated that a filing must always include financial highlights for an existing class of shares.

Response:  The requested changes will be made in the Subsequent Amendment and future Registration Statement filings.

Shareholder Information—Purchasing and Redeeming Fund Shares (page A-2)

3.                                      Staff Comment:  The Staff requested that we include the headings and statements required by IM Guidance Update No. 2016-16 (the “IM Guidance”) with respect to the appendix (“Appendix A”) to the statutory prospectus (the “Prospectus”), stating that different intermediaries may impose different sales loads.

Response:  In each fund’s summary section, the third sentence in the paragraph in the section entitled “Fund Fees and Expenses” will be revised as follows in the Subsequent Amendment:

More information about these and other discounts is available from your financial professional and in “Purchasing and Redeeming Fund Shares” beginning on page A-2 of the Fund’s Prospectus, in Appendix A — Sales Charge Waivers and Discounts Available from Intermediaries beginning on page A-20 of the Fund’s Prospectus and in the sections “Right of Accumulation (Class A Shares)” and “Letter of Intent (Class A Shares)” on page 28 of the Fund’s Statement of Additional Information.

In addition, the first paragraph in the section entitled “Shareholder Information—Waivers of Sales Charges” will be revised as follows in the Subsequent Amendment:

Different financial intermediaries may impose different sales charges or offer different sales charge discounts.  These variations are described at the end of this Prospectus in Appendix A — Sales Charge Waivers and Discounts Available from Intermediaries.

4.                                      Staff Comment:  The Staff requested that we confirm that Appendix A complies with the IM Guidance.

Response:  We confirm that Appendix A complies with the IM Guidance.

5.                                      Staff Comment:  The Staff requested that we confirm that the Prospectus discloses each intermediary whose clients receive a sales charge variation as a result of purchasing through such intermediary, as required by the IM Guidance.

Response:  We confirm that Appendix A, which is part of the Prospectus, discloses each intermediary whose clients receive a sales charge variation as a result of purchasing through such intermediary.  See the response to Staff Comment No. 9 below.

Shareholder Information—Sales Charges—Class A Shares (page A-4)

6.                                      Staff Comment:  The Prospectus states that the 1.00% contingent deferred sales charge (“CDSC”) applicable to purchases of Class A shares over $1 million “is waived in certain circumstances.”  The Staff requested that we explain in the Prospectus the circumstances in which the CDSC will be waived.

Response:  The last sentence in the footnote to the chart in the section entitled “Shareholder Information—Sales Charges—Class A Shares” will be revised as follows in the Subsequent Amendment:

The CDSC is waived if the shareholder’s financial intermediary notified the Distributor before the shareholder purchased the Class A Shares that the financial intermediary would waive the 1.00% Dealer Allowance noted in the chart above.

Shareholder Information—Waivers of Sales Charges (page A-8)

7.                                      Staff Comment:  The Staff requested that we list the categories of shareholders for whom sales charges will be waived in plain English, in bullet points to make it easier to follow.  The Staff requested that waiver category 8, which currently has two sub-categories, be broken down into separate bullets.

Response:  The second paragraph in the section entitled “Shareholder Information—Waivers of Sales Charges” will be revised as follows in the Subsequent Amendment:.

No initial sales charge is imposed on purchases of Class A Shares, and no CDSC is imposed on redemptions of Class A and C Shares, by:

•                                          employees of the Distributor and its affiliates,

•                                          Individual Retirement Accounts (“IRAs”), Keogh Plans and employee benefit plans for those employees and

•                                          spouses, children, siblings and parents of those employees and trusts of which those individuals are beneficiaries, as long as orders for the shares on behalf of those individuals and trusts were placed by the employees;

•                                          accounts managed by the Manager,

•                                          employees, participants and beneficiaries of those accounts,

•                                          IRAs, Keogh Plans and employee benefit plans for those employees, participants and beneficiaries and

•                                          spouses and minor children of those employees, participants and beneficiaries as long as orders for the shares were placed by the employees, participants and beneficiaries;

•                                          directors or trustees of any investment company for which the Distributor or any of its affiliates serves as investment adviser or distributor;

•                                          employee benefit or retirement plans or charitable accounts other than employee benefit or retirement plans or charitable accounts that purchase Class A Shares through brokerage relationships in which sales charges are customarily imposed;

•                                          an investment company registered under the Investment Company Act of 1940, as amended, in connection with the combination of the investment company with the Fund by merger, acquisition of assets or by any other transaction;

•                                          registered investment advisers for their own accounts;

•                                          registered investment advisers, banks, trust companies and other financial institutions, including broker-dealers, each on behalf of their clients and immediate families, and financial intermediaries offering self-

directed investment brokerage accounts, that have an agreement in place with the Distributor (see Appendix A — Sales Charge Waivers and Discounts Available from Intermediaries beginning on page A-20 of this Prospectus for a list of such entities);

•                                          a financial institution as shareholder of record on behalf of:

•                                          investment advisers or financial planners trading for their own accounts or the accounts of their clients, and who charge a separate fee for their services, and

•                                          clients of such investment advisers or financial planners trading for their own accounts if the accounts are linked to the master account of such investment adviser or financial planner on the books and records of the financial institution;

•                                          a financial institution as shareholder of record on behalf of retirement and deferred compensation plans and trusts used to fund those plans;

•                                          registered representatives of broker-dealers that have an agreement in place with the Distributor, for their own accounts and their spouses, children, siblings and parents;

•                                          children or spouses of individuals who died in the terrorist attacks of September 11, 2001 made directly at the Fund;

•                                          shareholders of Global Fund as of January 21, 2005 purchasing Class A Shares directly from the Fund for their existing accounts; and

•                                          shareholders of Class N Shares as of September 23, 2008 purchasing Class A Shares of the Alger Family of Funds when those purchases are made directly from the Fund.

8.                                      Staff Comment:  The Staff requested that each of the entities utilizing sales charge waiver category 7 (entities that have an agreement in place with Fred Alger & Company, Incorporated waiving sales charges) be listed in the Prospectus.

Response:  The Subsequent Amendment will include the following disclosure in Appendix A and also will include the cross-reference to Appendix A found in the seventh primary bullet point paragraph included in the response to Staff Comment No. 8 above:

No initial sales charge is imposed on purchases of Class A Shares, and no CDSC is imposed on redemptions of Class A and C shares, by the following financial institutions, on behalf of their clients, and financial intermediaries offering self-directed investment brokerage accounts, that have an agreement in place with the Distributor, as described in “Waivers of Sales Charges” beginning on page A-7 of this Prospectus:

(1)	Brown Brothers Harriman & Co.
(2)	Morgan Stanley Smith Barney LLC
(3)	Edward Jones & Co.
(4)	LPL Financial Corporation
(5)	Wells Fargo Clearing Services LLC

(6)	Sagepoint Financial, Inc.
(7)	Lincoln Investment Planning, LLC
(8)	Apex Clearing Corporation
(9)	Merrill Lynch, Pierce, Fenner & Smith Incorporated
(10)	Charles Schwab & Co.
(11)	Ameritrade Inc.
(12)	UBS Financial Services Inc.
(13)	National Financial Services Co.
(14)	Northeast Securities, Inc.
(15)	Cadaret, Grant & Co. Inc.
(16)	H. D. Vest Investment Securities, Inc.
(17)	Signator Investors Inc.
(18)	Pershing LLC
(19)	Cetera Advisors LLC
(20)	Lincoln Financial Advisors
(21)	MSI Financial Services
(22)	Woodbury Financial Services
(23)	Questar Capital Corporation
(24)	Robert W. Baird & Co. Inc.
(25)	American Portfolios Financial Services
(26)	Oppenheimer & Co. Inc.
(27)	National Planning Corp.
(28)	Raymond James & Associates
(29)	Folio (FN) Investment Inc.
(30)	H. Beck, Inc.
(31)	Sterne Agee & Leach
(32)	American Enterprise Investment
(33)	Hilliard Lyons Inc.
(34)	Girard Securities, Inc.
(35)	Stifel, Nicolaus & Company Inc.
(36)	Planmember Securities Corporation
(37)	Bankers & Investors Co.
(38)	Proequities Inc.
(39)	AXA Advisors, LLC
(40)	Kestra Investment Services
(41)	AIG Retirement Services
(42)	Raymond James Financial Services
(43)	GWN Securities Inc.
(44)	First Command Financial Planning
(45)	Silver Oak Securities Inc.
(46)	Securities Management & Research
(47)	Centaurus Financial Inc.
(48)	Allstate Financial Services LLC
(49)	Avalon Investment & Securities Inc.
(50)	Voya Financial Advisors
(51)	Capital Management Securities Inc.
(52)	Next Financial Group Inc.
(53)	David Lerner Associates, Inc.
(54)	Invest Financial Corp.

(55)	National Securities Corp.
(56)	MSCS Financial Services LLC
(57)	Sigma Financial Corp.
(58)	Pyramid Funds Corporation
(59)	Ameritas Investment Corp.
(60)	Fortune Financial Services Inc.
(61)	Andrew Garrett Inc.
(62)	TC Advisors Network
(63)	Packerland Brokerage Services Inc.
(64)	The Leaders Group Inc.
(65)	Fred Alger & Company, Incorporated
(66)	Reliance Trust Co.
(67)	Cetera Advisor Networks LLC
(68)	Money Concepts Capital Corp.
(69)	Securian Financial Services Inc.
(70)	United Planners Financial
(71)	Securities America Inc.
(72)	Kovack Securities Inc.
(73)	Securities Service Network, Inc.
(74)	RBC Global Markets Corporation

Shareholder Information—Reduced Sales Charges (page A-10)

9.                                      Staff Comment:  The Staff suggested that if discounts and reduced sales charges refer to the same thing, we select one term and use it consistently to avoid confusing investors.

Response:  The term “discount” will be used consistently in the Subsequent Amendment, including by changing the name of the section to “Sales Charge Discounts.”

10.                               Staff Comment:  The Staff requested that we confirm that the Appendix is part of the Prospectus.

Response:  We confirm that the Appendix is part of the Prospectus.

Should members of the Staff have any questions or comments regarding the Amendment, please contact me at 212.806.8833 or lmoss@alger.com

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:  Hal Liebes, Esq.

Christopher E. Ullman, Esq.